Results of Shareholder Votes

The Annual Meeting of Shareholders of the Fund was held on July 20, 2010. Common shareholders voted on the election of Trustees.

With regard to the election of the following Trustees by common shareholders of the Fund:

	# of Shares	# of Shares
	In Favor	Withheld
Howard H. Kaplan	18,239,305	219,734
Ronald A. Nyberg	18,247,598	211,442

The other Trustees of the Fund whose terms did not expire in 2010 are Randall C. Barnes, Joseph E. Gallagher, Jr., Robert B. Karn III, John M. Roeder, and Ronald E. Toupin, Jr.